UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 5)

Under the Securities Exchange Act of 1934

West Marine, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

954235107
(CUSIP Number)

Randolph K. Repass
500 Westridge Drive
Watsonville, California 95076
831) 728-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 954235107	13D/A	Page 2

1	Name of Reporting Person
Randolph K. Repass
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	Sec Use Only
4	Source of Funds (See Instructions)	PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power	6,101,992*
8	Shared Voting Power	254,600
9	Sole Dispositive Power	6,984,141*
10	Shared Dispositive Power	254,600
11	Aggregate Amount Beneficially Owned By Each Reporting Person
7,238,741
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)	Not Applicable
13	Percent of Class Represented by Amount in Row (11)	31.0%†

14	Type of Reporting Person	IN

*
Includes 579,696 shares held by the Randolph K. Repass 2009 Grantor Retained Annuity Trust, dated July 2, 2009, and 302,453 shares held by the Randolph K. Repass 2010 Grantor Retained Annuity Trust, dated March 23, 2010.  Mr. Repass retains sole investment control over the shares in such trusts and his brother, as co-trustee, has sole voting power over the shares.

†	The denominator is based on 23,348,784 shares of common stock outstanding as of July 23, 2012, as stated in West Marine’s Form 10-Q for the period ended June 30, 2012.

CUSIP No. 954235107	13D/A	Page 3

This Amendment No. 5 (this “Amendment”) amends the Schedule 13D filed by Randolph K. Repass on July 30, 2008, as subsequently amended (the “Schedule 13D”), with respect to the common stock, par value $0.001 per share, of West Marine, Inc. as specifically set forth herein.

Item 4.                      Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

After consulting with his financial advisors in late July 2012, Mr. Repass determined that he would sell shares of West Marine common stock to diversify his portfolio and that the Repass-Rodgers Family Foundation, Inc.  (the “Foundation”) would sell shares of West Marine common stock in order to fulfill its charitable purpose, although the precise number of shares and timing had not been determined at that time.   Mr. Repass provided definitive trading instructions to his financial and legal advisors on Monday, August 13, 2012.  Accordingly, on August 15, 2012, the Foundation entered into Trading Plan (the “Foundation Plan”) with Charles Schwab & Co., Inc., a registered broker dealer, for the purpose of establishing a trading plan to effect sales of 20,000 shares of West Marine common stock at prices no lower than $11.00 per share in compliance with Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.  A copy of the Foundation Plan is attached as exhibit 7.01 hereto and incorporated herein by reference.  In addition, on August 15, 2012, Mr. Repass entered into Rule 10b5-1 Selling Plan (the “Personal Plan”) with RBC Capital Markets, a registered broker dealer, for the purpose of establishing a trading plan to effect sales of 200,000 shares of West Marine common stock at prices no lower than $11.50 per share in compliance with Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.  A copy of the Personal Plan is attached as exhibit 7.02 hereto and incorporated herein by reference.  Both the Foundation Plan and the Personal Plan expire on October 31, 2012.  Sales by Mr. Repass and the Foundation will only be made in accordance with the volume, manner of sale and notice requirements of Rule 144.

Mr. Repass  reviews his beneficial holdings of West Marine stock, including those of the Foundation, on an ongoing basis and, depending on such review and on various factors, including, without limitation, the trading price of West Marine stock, stock market conditions and general economic and industry conditions, Mr. Repass may in the future take such actions with respect to his holdings in West Marine as he deems appropriate.  Such actions include, without limitation, purchasing additional shares of West Marine common stock or selling more shares of West Marine common stock than currently contemplated.  Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise.  Except as set forth herein, Mr. Repass has no plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through (j) of Schedule 13D.

Mr. Repass as Chairman of the West Marine board of directors may, from time to time, become aware of, initiate and/or be involved in discussions which relate to transactions or changes described in Items 4(a) through (j) of Schedule 13D.  Accordingly, Mr. Repass retains the right to modify his current plans and to formulate new or different plans or proposals that could give rise to such changes or transactions, subject to applicable laws and regulations.

Item 5.  Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           See Items 11 and 13 of the second page of this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock beneficially owned by Mr. Repass.

(b)           See Items 7, 8, 9 and 10 of the second page to this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by Mr. Repass as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of common stock.

CUSIP No. 954235107	13D/A	Page 4

Of the 7,238,741 shares shown as beneficially owned by Mr. Repass, (a) 579,696 are held in the name of the Randolph K. Repass 2009 Grantor Retained Annuity Trust, dated July 2, 2009, (b) 302,453 are held in the name of the Randolph K. Repass 2010 Grantor Retained Annuity Trust, dated March 23, 2010, (c) 406,313 are held in the name of the Foundation, (d) 24,915 shares are held in trust for his minor son, (e) 40,400 shares in the aggregate held in trusts for the benefit of his grandchildren, and (f) 254,600 shares are held in the name of his wife.  Mr. Repass disclaims beneficial ownership of the shares held by his wife and the Foundation.  The Foundation is a corporation organized under Section 501(c)(3) of the Internal Revenue Code, and neither Mr. Repass, his wife nor any other member of his family has a pecuniary interest in the shares held by the Foundation.

The percentage of the common stock set forth in this Item 5 was calculated based upon 23,348,784 shares of common stock outstanding as of July 23, 2012, as stated in West Marine’s Form 10-Q for the period ended June 30, 2012.

(c)           Mr. Repass had no transactions in West Marine’s common stock during the 60-day period ended August 16, 2012.

(d)           There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of West Marine’s common stock beneficially owned by Mr. Repass.

(e)           Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 7.01	Trading Plan, dated as of August 15, 2012, between the Rogers-Repass Family Foundation and Charles Schwab & Co., Inc.

Exhibit 7.02	Agreement to Establish a Rule 10b5-1 Selling Plan, dated as of August 15, 2012, between Randolph K. Repass and RBC Capital Markets.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Date: 8-15-12	By:	/s/ Randolph K. Repass
Randolph K. Repass

Exhibit 7.01
Trading Plan
(SEC Rule 10b5-1)

This Trading Plan is entered into as of 08/15/2012 (the "Signing Date") between Repass-Rogers Family Foundation ("Client") and Charles Schwab & Co., Inc. ("Broker").

WHEREAS, Client wishes to establish this Trading Plan to sell shares of Common ("Stock") of West Marine, Inc. (WMAR) ("Issuer") in accordance with the requirements of SEC Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

NOW, THEREFORE, Client and Broker agree as follows:
1.
Trade Instructions.  Client hereby instructs Broker to effect sales or purchases of shares of Stock of Issuer from or into the Account, as the case may be, in accordance with the attached Appendix A to Trading Plan ("Appendix A"). If Client specifies a date for trading which is a weekend or holiday, the trade shall not take place until after the opening of regular market trading hours on the next trading day.

2.      Term.  This Trading Plan shall become effective on 08/17/2012 (the "Trading Plan Effective Date") and shall terminate on the earlier of

(1) 10/31/2012(not to exceed two years from the Trading Plan Effective Date); (2) the execution of all of the trades or expiration of all of the orders relating to such trades  as specified in Appendix A and/or Appendix B; (3) the date Broker receives notice of the liquidation, dissolution, bankruptcy, or insolvency of Client; (4) the date Broker receives notice of Client's death; or (5) the termination of this Trading Plan in accordance with Section 7(b) or Section 15 hereof.

3.      Representations and Warranties.  Client represents and warrants that as of the date of this Trading Plan:

(a)
Client is not aware of any material nonpublic information concerning Issuer or any of its securities (including the Stock) and is entering into this Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

(b)	Client is permitted to sell or purchase Stock in accordance with Issuer's insider trading policies and has obtained the approval of Issuer's counsel to enter into this Trading Plan.

(c)
There are no legal, regulatory, contractual, or other restrictions applicable to the trades contemplated under this Trading Plan that would interfere with Broker's ability to execute trades and effect delivery and settlement of such trades on behalf of Client (collectively, "Client Trading Restrictions").

4.
Intent to Comply With Rule 10b5-1(c).  It is Client's intent that this Trading Plan comply with the requirements of Rule 10b5-1(c), and this Trading Plan shall be interpreted to comply with such requirements.

5.	Rule 144. Section 5 applies if the Client may be deemed an "affiliate" of Issuer, as the term "affiliate" is defined in Rule 144 under the Securities Act of 1933, as amended.

(a)
Broker agrees to conduct all sales of Stock in accordance with the manner-of-sale requirements of Rule 144. Broker further agrees not to effect any sale of Stock that would exceed the amount limitation under Rule 144, assuming Broker’s sales of Stock are the only sales subject to such limitation. Client agrees not to take, and not to cause any person  or entity  with which Client would be required to aggregate sales of Stock pursuant to paragraph (a)(2) or (e) of Rule 144 to take, any action that would cause sales of Stock by Broker not to comply with Rule 144.

(b)
Client agrees to provide Broker with five executed copies of Form 144, which Broker shall complete and file on behalf of Client in the event of sales of Stock under this Trading Plan. Client understands and agrees that such Form 144 will include the date this Trading Plan was adopted.

(c)
Client shall disclose to Broker all trading plans involving the Stock established by Client at other firms that would be effective at any time during the period this Trading Plan is in effect and all trading activity involving the Stock that occurs during such period or that occurs within 90 days prior to the commencement of such period.

(d)	Client agrees to notify Broker immediately if there is any change in Client’s employment or affiliate or non-affiliate status.

6.
Section 13 or Section 16 Filings.  Client acknowledges and agrees that Client is responsible for making all filings, if any, required under Section 13 or Section 16 of the Exchange Act (and the rules and regulations thereunder)  with respect  to trades pursuant  to this Trading Plan. To comply with Section 16 accelerated reporting requirements, Client must complete separately a duly executed Broker Instruction Letter.

7.	Market Disruptions and Trading Restrictions.

(a)
Client understands that Broker may not be able to effect a trade, in whole or in part, due to a market disruption or a legal, regulatory, or contractual restriction applicable to Broker or any other event or circumstance. Client also understands that Broker may be unable to effect a trade consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the Stock to reach and sustain a limit order price, or other market factors in effect on the trade date specified in Appendix A and/or Appendix B. As soon as reasonably  practicable after the cessation or termination of any such market  disruption, restriction event, or circumstance, Broker shall resume effecting trades in accordance with the express  provisions  of this Trading Plan which are then applicable. Trades that are not executed as the result of any such market disruption, restriction, event, or circumstance shall not be deemed to be a part of this Trading Plan.

(b)
If Issuer enters into a transaction or if any other event occurs that results, in Issuer's good faith determination, in the imposition of any Client Trading Restrictions, such as a stock offering requiring an affiliate lockup, Client and Issuer shall promptly, but in no event later than three days prior to the date of the remaining trade(s) specified in Appendix A and/or Appendix B, provide Broker notice of such restrictions. With respect to any Client Trading Restrictions for which Client and Issuer have given Broker notice, Broker shall stop effecting trades under this Trading Plan, and this Trading Plan shall thereupon terminate. In such case, Client, Broker, and (for purposes of acknowledgment) Issuer shall cooperate to establish a new trading plan in accordance with the requirements of Rule 10b5-1(c).

8.
Hedging Transactions.  While this Trading Plan is in effect, Client agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the Stock (including, without limitation, with respect to any securities convertible into or exchangeable for Stock, or any option or other right to purchase or sell Stock or such convertible or exchangeable securities).

9.	Margin Loans. Shares subject to this Trading Plan may not be used to secure margin loans to Client made by Broker.

10.
Compliance With Laws and Rules.  Client understands and agrees that it is the responsibility of Client, and not Broker or Issuer, to determine whether this Trading Plan meets the requirements of Rule 10b5-1(c) and any other applicable federal or state laws or rules.

11.
Entire Trading Plan.  This Trading Plan constitutes the entire trading plan between Client and Broker and supersedes and replaces any prior instructions under Rule 10b5-1 from Client to Broker with respect to the sale or purchase of shares from or into the Account, as the case may be.

12.
Notices and other Communications.  Any notices required or permitted to be given by Issuer and/or Client under this Trading Plan shall be provided in writing by fax, signed by Client and Issuer, and confirmed by telephone (Attn: Restricted Stock Service, Fax: 1-877-724-9229; Tel.: 1-800-239-2506).

With respect to any Client Trading Restrictions, Client and Issuer shall provide Broker notice of the anticipated duration of such restrictions, but shall not provide Broker information about the nature of such restrictions or any other information about such restrictions. Further, in no event shall Client or Issuer, at any time while this Trading Plan is in effect, communicate any material nonpublic information concerning Issuer or its securities (including the Stock) to Broker. Further, Client shall not at any time attempt to exercise any influence over how, when, or whether to effect trades under this Trading Plan.

13.
Third-Party Beneficiary.  Client intends Issuer to be a third-party beneficiary of each and every representation and warranty contained in this Trading Plan to the fullest extent necessary to enable Issuer to be fully protected from direct or indirect liability in connection with this Trading Plan.

14.
Governing Law.  This Trading Plan shall be governed by and construed in accordance with the laws of the state of California as applied to agreements made and wholly performed in the state of California.

15.
Amendments and Termination.  This Trading Plan may be amended, modified, or terminated only by a written instrument signed by Client, acknowledged by Broker, and acknowledged by Issuer (except as provided in Section 7(b) hereof). Client acknowledges and understands that any amendment to, or modification of, this Trading Plan shall be deemed to constitute the creation of a new trading plan. Accordingly, Client shall be required to restate and reaffirm, as of the date of such amendment or modification, each of the representations and warranties contained in Section 3 of this Trading Plan.

16.	Counterparts. This Trading Plan may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have signed this Trading Plan as of the Signing Date.

Name of Client:	Roger-Repass Family Foundation

Signature of Client:	/s/ Randolph K. Repass

Date:	8-15-12

Accepted by:	Charles Schwab & Co., Inc.

By:	/s/ James Westbay

Name:	James Westbay

Title:	Director

Date:	8/16/12

Acknowledged by:

Name of Issuer:	West Marine, Inc.

By:	/s/ Pamela J. Fields

Name:	Pamela J. Fields

Title:	SVP + General Counsel

Date:	8-15-12

If you have any questions or need help completing your forms, call Schwab’s Restricted Stock Service(R) at 1-800-239-2506 during business hours. Please send forms to: Charles Schwab & Co., Inc., Attention: Restricted Stock Service, 211 Main Street, SF215FMT-5, San Francisco, CA 94105.

Appendix A to Trading Plan (SEC Rule 10b5-1)
Instructions for Sale or Purchase of Stock of Issuer

Client Information (Check applicable boxes.)

a)  ☒ I am          ☐   I am not an officer, director, or 10% owner of Issuer.

b)  ☒ I have       ☐   I have not been notified by Issuer that I may be deemed an “affiliate,” as defined in Rule 144 of the Securities Act of 1933, as amended.

Share Sale/Purchase of Long Shares Held on Deposit
Effective Date of Sale/Purchase	Buy or Sell	Number of Shares1	Original Purchase Date (for Sales Only)	Nature of Acquisition (for Sales Only)	Type of Order2	Duration of Order3 (Indicate Order Cancellation Date)
08/17/2012	Sell	20,000		Gift	Limit $11.00	GTC

1	Order details listed will not be adjusted to reflect stock splits or other similar changes in Issuer’s capitalization that may occur prior to execution of the trades. Client is responsible for canceling this plan and entering into a new plan in order to reflect capitalization changes as necessary.
  VWAP is an order type executed on a “best efforts” basis by using a tracking algorithm designed to achieve pricing that closely replicates the average price at which shares are traded throughout the day. Actual calculation techniques may vary.

2	Examples of “Type of Order” include, but are not limited to, Market, Limit, and Volume-Weighted Average Price (VWAP). Limit prices must be specified for limit orders. Depending on order size and market exchange, market orders may be executed on a “not held” basis. Limit price orders are at the limit or better, beginning at the opening of regular market trading hours on the specified trade date and expiring at the close of regular market trading hours on the trade date, unless a specific cancellation date is indicated in “Duration of Order.”	3
Open orders will be canceled at the close of regular market trading hours on the date specified in “Duration of Order.” If the expiration date falls on a weekend or holiday, the cancellation of the order shall be effective at the close of regular market trading hours on the previous trading day. Orders shall be automatically canceled in the event of any earlier termination of the Trading Plan in accordance with Section 2 thereof.
  Orders with durations exceeding 60 days will be re-entered every 60 days until the Order Cancellation Date, which, in the case of each re-entry, could change the order of execution.

Name of Client:	Repass-Rogers Family Foundation	Accepted by:	Charles Schwab & Co., Inc.	Acknowledged by:

Signature of Client:	/s/ Randolph K. Repass	By:	/s/ James Westbay	Name of Issuer:	/s/ Pamela J. Fields

Date:	8-15-12	Name:	James Westbay	Name:	Pamela J. Fields

		Title:	Director	Title:	SVP + General Counsel

		Title:	8/16/12	Date:	8-15-12

Commission will be at broker-assisted rate or at __________ cents per share (Broker to complete).

Addendum to Trading Plan

The following modifies that certain Trading Plan between the Repass-Rogers Family Foundation and Charles Schwab Co., Inc. dated as of August 15, 2012 (the “Trading Plan”).  The provisions hereof are incorporated into the Trading Plan and made a part thereof.  To the extent that any provisions of this Addendum are inconsistent with the Trading Plan, the terms of this Addendum shall prevail.

Section 5 of the Trading Plan shall be modified to acknowledge that the Trading Plan and that certain Agreement to Establish a Rule 10b5-1 Trading Plan, dated as of August 15, 2012, between Randolph K. Repass and RBC Capital Markets should be treated as one integrated plan for purposes of the volume limits under Rule 144.

On the day of any sale of Stock under the Trading Plan, Broker shall advise by email of each sale that day, separately providing the number of shares sold at each selling price, to the following:

Pamela J. Fields	pamf@westmarine.com
Amanda Hill	amandah@westmarine.com
Ryan Mason	rmason@argoswealthadvisors.com
Thomas D. Twedt	ttwedt@dowlohnes.com
RBC Capital Markets	colin.anthony@rbc.com

This Addendum may be signed in any number of counterparts, each of which shall be deemed to be an original, with the same effect as if the signatures on each counterpart were upon the same instrument.  This Addendum and the Trading Plan may be executed by facsimile or portable document format (“PDF”) any signature delivered by facsimile or PDF shall be deemed an original for all purposes.

The undersigned have signed Addendum as of the date of the Trading Plan

/s/ Randolph K. Repass
Repass-Rogers Family Foundation
By: Randolph K. Repass

/s/ James Westbay
Charles Schwab & Co., Inc.

Exhibit 7.02

Agreement to Establish a Rule 10b5-1 Selling Plan

This Agreement to Establish a Rule 10b5-1 Selling Plan (this “Selling Plan”), dated as of August 15, 2012, between Randolph K. Repass (“Seller”), and RBC Capital Markets (“Broker”).

WHEREAS, Seller desires to enter into this Selling Plan to sell shares of common stock, par value $0.001 per share (the “Stock”), of West Marine, Inc. (the “Issuer”) in accordance with the terms set forth on Annex A; and

WHEREAS, Seller desires to engage Broker to effect sales of shares of Stock in accordance with this Selling Plan;

NOW, THEREFORE, the Seller and Broker hereby agree as follows:

1.           Broker shall effect all sales (each a “Sale”) of Stock under this Selling Plan in accordance with it terms, including those terms set forth on Annex A.

2.           Seller understands that Broker may not be able to effect a Sale in the event of: (i) a market disruption; (ii) a legal, regulatory or contractual restriction applicable to Issuer or Broker; (iii) the receipt by Broker of written notice from counsel for the Issuer advising it that this Selling Plan is no longer in effect, or alternatively, that Sales to be made under this Selling Plan are suspended until further notice.  If any Sale cannot be executed as required by this Selling Plan for any of these reasons, Broker shall effect such Sale as promptly as practical after the cessation or termination of any market disruption, restriction, or suspension described above, or as promptly as possible after receipt of written affirmation of the continuing effect or validity of this Selling Plan or an amended or substituted Selling Plan.

3.           Seller represents and warrants that he is not aware of material, nonpublic information with respect to the Issuer or any securities of the Issuer (including the Stock) and is entering into this Selling Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

4.           It is the intent of the parties that this Selling Plan comply with the requirements of Rule l0b5-1(c)(1) under the Exchange Act and that this Selling Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c)(1).  Seller further represents and warrants that he has had full opportunity to consult with his legal counsel with respect to the validity of this Selling Plan and that he is not relying on Broker for such counsel.

5.           Where applicable, Broker agrees to effect all Sales in accordance with the manner of sale requirements of Rule 144 under the Securities Act of 1933, and in no event shall Broker effect any Sale if such Sale would exceed the then applicable volume limitation under Rule 144, assuming that Sales effected by Broker for Seller under this Selling Plan and that certain Trading Plan, dated as of August 14, 2012, between the Repass-Rogers Family Foundation and Charles Schwab & Co., Inc. (the “Schwab Plan”) are the only sales subject to that limitation.  This Selling Plan and the Schwab Plan should be treated as one integrated plan for purposes of the volume limits under Rule 144.  Seller agrees not to take, and agrees to cause any person or entity with which he or she would be required to aggregate sales of Stock pursuant to paragraph (a)(2) or (e) of Rule 144 not to take, any action that would cause the Sales not to comply with Rule 144.

6.           Seller agrees to make all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act.

7.           Seller agrees to identify to Broker all orders or instructions that will or could result in Sales under this Selling Plan as “Rule 10b5-1 Orders” or “Rule 10b5-1 Instructions” and understands and further agrees that he may not amend, substitute or otherwise alter any such Order or Instruction without the prior written permission of Issuer, which written permission shall be provided to Broker directly from Issuer.  Seller further understands and agrees that he bears all legal and regulatory risks associated with any such amendment, substitution or alteration.

8.           This Selling Plan shall terminate on the earlier of (i) when Issuer’s insider trading policies are no longer in effect with respect to Seller (and Seller agrees to promptly advise Broker upon occurrence of such event) and (ii) October 31, 2012.

9.           This Selling Plan, shall be governed by and construed in accordance with the laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto.

10.           On the day of any Sale of Stock under this Selling Plan, Broker shall advise by email of each Sale that day, separately providing the number of shares sold at each Sale price, to the following:

Pamela J. Fields	pamf@westmarine.com

Amanda Hill	amandah@westmarine.com

Ryan Mason	rmason@argoswealth.com

Thomas D. Twedt	ttwedt@dowlohnes.com

Charles Schwab & Co. Inc.	asrestrictedstockteam@schwab.com

11.           This Selling Plan and Exhibit A hereto may be signed in any number of counterparts, each of which shall be deemed to be an original, with the same effect as if the signatures on each counterpart were upon the same instrument.  This Selling Plan and Exhibit A may be executed by facsimile or portable document format (“PDF”) any signature delivered by facsimile or PDF shall be deemed an original for all purposes.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned have signed this Selling Plan as of the date first written above.

/s/ Randolph K. Repass
Randolph K. Repass

/s/ S. Colin Anthony
S. Colin Anthony

RBC Corporate Executive Services

Acknowledged and Agreed:

/s/ Pamela J. Fields
Pamela J. Fields
General Counsel of West Marine, Inc.

Exhibit A

To
Agreement to Establish Rule 10b-5-1 Selling Plan

This is Exhibit A to the Selling Plan between Seller and Broker dated August 15, 2012. The provisions hereof are incorporated into the Selling Plan and made a part thereof.  Capitalized terms under but not defined herein shall have the meaning given in the Selling Plan.

Beginning on August 17, 2012, Broker shall effect sales of up to 200,000 shares of Stock at a limit price of at least $11.50 per share for Seller

Share amounts and share prices shall be appropriately increased or decreased to reflect any stock splits and recapitalizations.

The undersigned have signed this Exhibit A as of the date of the Selling Plan

Seller:

/s/ Randolph K. Repass
Randolph K. Repass

/s/ S. Colin Anthony
S. Colin Anthony

RBC Corporate Executive Services